# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: StandardAero, Inc., CIK 0002025410
CUSIP: 85423L103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6710 North Scottsdale Road, Suite 250, Scottsdale, Arizona (AZ), 85253
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-25-002378
Filed by CIK 0000936828

## Reporting persons
- GIC Private Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 34,463,633; sole dispositive power 0; shared dispositive power 34,463,633; aggregate amount beneficially owned 34,463,633 (10.3% of the class)
  Comment: (1) Percent of class represented by amount in Row (9) is based on 334,461,630 shares of Common Stock, par value $0.01 per share ("Common Stock"), of StandardAero, Inc. outstanding as of May 6, 2025, according to Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the "SEC") on May 13, 2025.
- GIC Special Investments Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 34,463,633; sole dispositive power 0; shared dispositive power 34,463,633; aggregate amount beneficially owned 34,463,633 (10.3% of the class)
  Comment: (1) Percent of class represented by amount in Row (9) is based on 334,461,630 shares of Common Stock, par value $0.01 per share ("Common Stock"), of StandardAero, Inc. outstanding as of May 6, 2025, according to Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the "SEC") on May 13, 2025.
- Hux Investment Pte Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 34,463,633; sole dispositive power 0; shared dispositive power 34,463,633; aggregate amount beneficially owned 34,463,633 (10.3% of the class)
  Comment: (1) Percent of class represented by amount in Row (9) is based on 334,461,630 shares of Common Stock, par value $0.01 per share ("Common Stock"), of StandardAero, Inc. outstanding as of May 6, 2025, according to Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the "SEC") on May 13, 2025.

## Item 1. Issuer
Name of issuer: StandardAero, Inc.
Address of issuer's principal executive offices: 6710 North Scottsdale Road, Suite 250, Scottsdale, Arizona, 85253

## Item 2. Person Filing
Name of person filing:
GIC Private Limited
GIC Special Investments Private Limited
Hux Investments Pte Ltd
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship:
GIC Private Limited - Republic of Singapore
GIC Special Investments Private Limited - Republic of Singapore
Hux Investments Pte Ltd - Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ownership information with respect to GIC Private Limited ("GIC"), GIC Special Investments Private Limited ("GIC SI") and Hux Investment Pte Ltd ("Hux") is incorporated by reference to items (5) through (9) and (11) on the cover page for each entity.

Hux Investments Pte Ltd ("Hux") shares the power to vote and the power to dispose of 34,463,633 Common Stock held directly by it with GIC Special Investments Private Limited ("GIC SI") and GIC PL. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL.

GIC is a fund manager and only has 2 clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.

GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves.

The GoS disclaims beneficial ownership of these shares.
Percent of class: 10.30%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 34,463,633
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 34,463,633

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit Description

A Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on January 29, 2025)

## Signatures
- GIC Private Ltd: /s/ Wong Hui Ping, Wong Hui Ping, Senior Vice President (08/07/2025)
- GIC Private Ltd: /s/ Wee Linrong, Wee Linrong, Senior Vice President (08/06/2025)
- GIC Special Investments Private Limited: /s/ Sensen Lin, Sensen Lin, Managing Director (08/07/2025)
- Hux Investment Pte Ltd: /s/ Suresh Bala, Suresh Bala, Director (08/06/2025)